Exhibit 99.1

I-Mab Announces Givastomig Abstract Accepted for Oral Presentation at ESMO GI 2025

The ESMO Gastrointestinal Cancers Congress to be held July 2-5 in Barcelona

ROCKVILLE, MD, April 30, 2025 – I-Mab (NASDAQ: IMAB) (the “Company”), a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer, today announced that an abstract for a combination study of givastomig plus nivolumab and chemotherapy has been accepted for a mini-oral presentation at the ESMO Gastrointestinal Cancers Congress 2025, which will be held July 2-5 in Barcelona, Spain.

“We are very pleased to receive confirmation that new clinical data for givastomig has been accepted as an oral presentation at the upcoming ESMO Gastrointestinal Cancers Congress 2025. As more information becomes available from the conference, we look forward to providing further details about the presentation,” said Phillip Dennis, MD, PhD, Chief Medical Officer of I-Mab.

About Givastomig

Givastomig (TJ033721 / ABL111) is a bispecific antibody targeting Claudin 18.2 (“CLDN18.2”)-positive tumor cells. It conditionally activates T cells through the 4-1BB signaling pathway in the tumor microenvironment where CLDN18.2 is expressed. Givastomig is being developed for first line (“1L”) metastatic gastric cancers, with further potential in other solid tumors. In Phase 1 trials, givastomig has shown promising anti-tumor activity attributable to a potential combined effect of proximal interaction between CLDN18.2 and 4-1BB, while minimizing toxicities commonly seen with other 4-1BB agents.

The Phase 1b study is evaluating givastomig for the treatment of gastric cancer in the 1L setting in combination with standard of care, nivolumab (an anti-PD-1 checkpoint inhibitor) plus chemotherapy in dose escalation and dose expansion cohorts. Dose escalation is complete, and enrollment in the first dose expansion cohort (n=20) finished ahead of schedule. Enrollment is progressing well in the second dose expansion cohort (n=20). The study builds on positive Phase 1 monotherapy data.

Givastomig is being jointly developed through a global partnership with ABL Bio, in which I-Mab is the lead party and shares worldwide rights, excluding Greater China and South Korea, equally with ABL Bio.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. I-Mab has established operations in the U.S. in Rockville, Maryland, and Short Hills, New Jersey. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn and X.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s pipeline and clinical development of I-Mab’s drug candidates, including givastomig; the projected advancement of the Company’s portfolio and anticipated milestones and related timing; the Company’s expectations regarding the impact of data from ongoing and future clinical trials the timing and progress of studies and trials (including with respect to patient enrollment); the potential benefits of givastomig; and the availability of data and information from ongoing studies and trials. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; and I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s annual report on Form 20-F filed with the SEC on April 3, 2025, as well as the discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher
LifeSci Advisors
+1-617-430-7579
pkelleher@lifesciadvisors.com
IR@imabbio.com